Exhibit 23.12

CONSENT OF CUSHMAN & WAKEFIELD, INC.

June 8, 2015

Seritage Growth Properties

c/o Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

RE:	Registration Statement on Form S-11 (Reg. No. 333-203163) (the “Registration Statement”)

We refer to the Registration Statement of Seritage Growth Properties (the “Company”) relating to the offering of subscription rights and shares of the Company issuable upon the exercise of subscription rights.

We hereby consent to:

(i)	being named in the Registration Statement; and

(ii)	the use of the summary our Appraisal Reports dated as of June 1, 201 containing the individual market values of the Acquired Properties (as defined in the Registration Statement) for the purposes of the Registration Statement.

CUSHMAN & WAKEFIELD, INC.

By:	/s/ James J. Moran
Name:	James J. Moran
Title:	Executive Managing Director